Issuer Free Writing Prospectus, dated March 3, 2021
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement
dated March 3, 2021
Registration Statement No. 333-228321 and 333-228321-01

Omega Healthcare Investors, Inc.
$700,000,000

3.250% Senior Notes due 2033

March 3, 2021

Issuer:	Omega Healthcare Investors, Inc.

Guarantees:	The notes will be fully and unconditionally guaranteed by the Issuer’s existing and future subsidiaries that guarantee unsecured indebtedness under the Issuer’s existing senior notes and the facilities for money borrowed of the Issuer in a principal amount at least equal to $50 million including the Issuer’s credit agreements.

Expected Ratings*:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Title of Securities:	3.250% Senior Notes due 2033

Aggregate Principal Amount:	$700,000,000

Trade Date:	March 3, 2021

Settlement Date:	March 10, 2021 (T + 5)

Final Maturity Date:	April 15, 2033

Issue Price to Public:	99.304% plus accrued interest, if any, from March 10, 2021

Gross Proceeds to Issuer:	$695,128,000

Coupon:	3.250%

Yield to Maturity:	3.320%

Benchmark Treasury:	UST 1.125% due February 15, 2031

Benchmark Treasury Yield:	1.470%

Spread to Benchmark Treasury:	+185 basis points

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2021

Record Dates:	April 1 and October 1

Optional Redemption Provisions:	Make-whole call @ T+30 bps Par call on or after January 15, 2033

CUSIP/ISIN Numbers:	681936 BN9 / US681936BN99

Concurrent Tender Offer for Notes:	The Issuer intends to increase the aggregate principal amount of the Issuer’s previously announced offer to purchase for cash up to $250.0 million aggregate principal amount of the Issuer’s 4.375% Senior Notes due 2023 (the “2023 Notes”) to $350.0 million aggregate principal amount of the 2023 Notes (the “Tender Offer”).

Use of Proceeds:	The Issuer intends to use the proceeds of this offering (i) to repay British Pounds Sterling denominated borrowings under its credit facilities and (ii) to fund the purchase price for the Tender Offer, including related fees and expenses. The Issuer intends to use the remaining net proceeds, if any, from this offering to repay a portion of its outstanding U.S. dollar borrowings under its credit facility and for general corporate purposes, which may include future acquisition or investment opportunities.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
BofA Securities, Inc.
Credit Agricole Securities (USA) Inc.
Wells Fargo Securities, LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
Capital One Securities, Inc.
Morgan Stanley & Co. LLC
RBC Europe Limited
Truist Securities, Inc.
Stifel, Nicolaus & Company, Incorporated
Regions Securities LLC

Senior Co-Managers:	Barclays Capital, Inc. BNP Paribas Securities Corp.

Co-Managers:	BBVA Securities Inc. Fifth Third Securities, Inc. Huntington Securities, Inc.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Agricole Securities (USA) Inc. at (866) 807-6030, or Wells Fargo Securities, Inc. toll-free at 1-800-645-3751.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date will be required, by virtue of the fact that the Notes initially will settle in three business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

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